Exhibit 4.4

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SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is made and entered into as of October 25, 2009, by and between:

(1)	AP.SB.AR Holdings Ltd., a company duly organised under the laws of Israel, having its registered office at Lincoln 20, Tel Aviv (the “Seller”); and

(2)	012 Smile.Communications Ltd., a company duly organised under the laws of Israel, having its registered office at 25 HaSivim Street, Petach Tikva (the “Purchaser”).

The Seller and the Purchaser are referred to herein collectively, as “Parties”, and each of them, separately, as a “Party”.

WHEREAS:

(A)
On the date hereof, the Seller is the sole legal and beneficial owner of 814,211,545 ordinary shares, par value NIS 1.00 each in Bezeq - The Israeli Telecommunication Corporation Ltd., a public company organised and existing under the laws of the State of Israel (the “Company”), whose securities are listed on the Tel Aviv Stock Exchange, and such shares representing, on the date hereof, approximately 30.6% of the issued and outstanding share capital of the Company, and approximately 29.6% on a fully diluted basis (the “Purchase Shares”).

(B)
Upon the terms and subject to the conditions set forth herein, the Seller wishes to sell the Purchase Shares to the Purchaser and the Purchaser wishes to purchase the Purchase Shares from the Seller, all in accordance and subject to the terms herein.

(C)	The Parties wish to set forth herein all of the terms and conditions that shall govern the sale and purchase of the Purchase Shares hereunder.

NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, and intending to be legally bound hereby, the Parties agree as follows:

1.	DEFINITIONS

1.1	Definitions. In addition to the terms defined in the preamble and the recitals above, the following terms shall have the following meanings:

Affiliate
A person Controlling, Controlled by or under common Control with a person, and if such person first stated above is a natural person, a relative of such person; provided, however, that in the case of the Seller, each shareholder of the Seller (and any Affiliate thereof) shall be deemed an Affiliate of the Seller.

Antitrust Approval	As defined in Section 2.4(a)(ii).
Agreement	This Share Purchase Agreement, as may be amended and/or restated from time to time, including all schedules, exhibits and annexes attached hereto or referenced hereby.

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Board	The Board of Directors of the Company.
Business Days	Any day on which banks are open for business in the State of Israel.
Cash	Cash, cash equivalents and marketable bonds.
Closing	As defined in Section 2.4.
Closing Date	As defined in Section 2.4.
Company	As defined in Recital (A).
Control or Controlled or Controlling
The ability, directly or indirectly, to direct the activities of the relevant entity, including, without limitation, the holding of (i) more than 50% of the issued share capital, or (ii) such share capital as carries directly or indirectly, more than 50% of the shareholder votes in a general meeting or the ability to appoint or elect more than 50% of the directors or equivalent of such entity.

Distributions
The payment, directly or indirectly, of any dividend or the transfer of any asset given by the Company to a shareholder of the Company by virtue of his or her right as a shareholder, whether in cash, shares or other securities of the Company, or in any other manner, or the cancellation of indebtedness of a shareholder of the Company owed to the Company.

End Date	As defined in Section 6.1(b).

Interim Period	As defined in Section 5.1(a).
ISA	The Israel Securities Authority.
MoC	The Israeli Ministry of Communications.
MoC Approval	As defined in Section 2.4(a)(i).
NIS	New Israeli Shekels, the lawful currency of the State of Israel
Purchaser	As defined in the Preamble.

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Purchase Price	As defined in Section 2.2.
Purchase Shares
As defined in paragraph (A) of the Recitals, and any further shares or other equity securities issued in respect of the Purchase Shares in the framework of, or in connection with, a share combination or subdivision, share split, reverse share split, share dividend, distribution of bonus shares or any other reclassification, reorganisation or recapitalisation of the Company’s share capital on or after the date of this Agreement and prior to the Closing Date.

Purchaser Directors	As defined in Section 2.3(c).
SEC	The United States Securities and Exchange Commission.
Security Interests
All trusts, liens, mortgages, charges, attachments, judgments, conditional sale agreements, pledges, rights of usufruct, options, rights of first refusal, rights of possession, restrictions on transfer, voting agreements, sale/leasebacks or similar arrangements, security interests or other rights or claims of others or restrictions or encumbrances of any character whatsoever.

Seller	As defined in the Preamble.
Seller Directors	As defined in Section 2.3(a)(ii).
Share Transfer Deed	As defined in Section 2.4(a)(i).
Subsidiaries
Any entity in which the Company holds: (i) more than 50% of the issued share capital or participation interests, or (ii) such share capital as carries directly or indirectly, more than 50% of the shareholder votes in a general meeting; or (iii) the ability to appoint or elect more than 50% of the directors or equivalent of such entity.

1.2	Construction.

In this Agreement, unless the context otherwise requires, words and defined terms expressed in the singular number shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter gender and vice versa;

1.3	Headings.

The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Agreement.

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1.4	Exhibits

The recitals, schedules, appendices, annexes and exhibits hereto form an integral part of this Agreement.

1.5            No Strict Construction.

The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

2.	PURCHASE AND SALE OF THE PURCHASE SHARES

2.1	Agreement to Purchase and Sell.

Subject to the terms and conditions of this Agreement, at and subject to the satisfaction of the conditions to Closing, the Seller hereby agrees to sell, transfer, assign and deliver to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, all of the Purchase Shares, free and clear of any Security Interests, together with all rights attaching or accruing to them (including without limitation all rights to Distributions to be declared or paid by the Company after the date hereof).

2.2	Purchase Price.

(a)
In full consideration for the purchase by the Purchaser of the Purchase Shares, the Purchaser shall pay to the Seller and the Seller shall receive an aggregate amount equal to six billion five hundred thirteen million six hundred ninety two thousand three hundred and sixty New Israeli Shekels (NIS 6,513,692,360) (the “Purchase Price”), reflecting a price per share of Eight New Israeli Shekels (NIS 8.00).

(b)
If  the Seller receives Distributions of the Company with respect to the Purchase Shares beginning on the date hereof and ending on the date immediately preceding or on the Closing Date, then the Purchase Price will be reduced by the amount of such Distributions. In the event that any Distributions are declared, but not yet paid, relating to the Purchase Shares, the record date for which Distributions occurs during the period commencing on the date hereof and ending on the  Closing Date, the Seller shall assign its right to receive such Distributions or otherwise instruct the relevant member of the Tel Aviv Stock Exchange to cause the Company to pay such Distributions directly to Purchaser; provided, however, that if such actions are not feasible then the Purchase Price will be reduced by the amount of such Distributions. At Closing, the Purchaser shall pay to the Seller the Purchase Price in cash by wire transfer of immediately available funds to the account(s) the details of which shall be designated in writing by the Seller to the Purchaser no later than five (5) Business Days prior to the Closing Date.

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2.3	Closing.

Subject to satisfaction of conditions to Closing set forth in Section 2.4, the closing of the transactions contemplated hereby, including the purchase and sale of the Purchase Shares and the payment of the Purchase Price (the “Closing”), shall take place at the offices of Purchaser at any time prior to the End Date (as applicable) notified by Purchaser to Seller, or on such other date and at such other time and place as is mutually agreed by the Parties (such date, the “Closing Date”).

At the Closing, the following actions and occurrences will take place, all of which shall be deemed to have occurred simultaneously and no action shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered, until all actions are completed and all documents and certificates delivered:

(a)	The Seller will deliver, or cause to be delivered, to the Purchaser the following:

(i)
A share transfer deed in respect of the Purchase Shares, validly executed by the Seller as transferor of the Purchase Shares, in accordance with the Company's organisational documents (the "Share Transfer Deed");

(ii)
Written letters of resignation executed by all existing directors of the Company (other than the Company's "outside directors," as defined in Part 6, Chapter 1, section 5 of the Israeli Companies Law – 1999 (the "Companies Law") and other than directors representing employees and the incumbent chairman) in respect of their position as directors of the Company and of their position as directors of any of the Company's Subsidiaries (such resigning directors, the "Seller Directors"), effective as of the Closing Date, in the form attached hereto as Exhibit A;

(iii)	A certificate signed on behalf of the Seller by a duly authorised officer of the Seller, dated as of the Closing Date, certifying as to the satisfaction of the conditions set forth in Section 2.4(b);

(iv)
Written confirmation from the financing institutions that hold Security Interests with respect to the Purchase Shares that such Security Interests will be released upon payment of the Purchase Price in accordance with the provisions of Section 2.3(b)(ii) of this Agreement.

(v)	If applicable, instructions of assignment of rights to Distributions that have been declared but not yet paid, as further set forth in the second sentence of Section 2.2(b).

(b)	The Purchaser shall deliver, or cause to be delivered, to the Seller the following:

(i)	The Share Transfer Deed validly executed by the Purchaser as transferee of the Purchase Shares;

(ii)	Payment of the Purchase Price by wire transfer of immediately available funds to one or more bank account(s) designated by the Seller in accordance with Section 2.2;

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(iii)	A certificate signed on behalf of the Purchaser by a duly authorised officer of the Purchaser, dated as of the Closing Date, certifying the satisfaction of the conditions set forth in Section 2.4(c).

(c)
No later than ninety (90) days after the date hereof, the Purchaser shall provide the Seller with the names of all persons recommended by the Purchaser to serve as the directors of the Company immediately following the Closing (the "Purchaser Directors"); provided, that: (i) in any case the number of the appointed Purchaser Directors shall not exceed the number of directors permitted to serve on the Company's Board under applicable law; and (ii) the persons recommended by the Purchaser to serve as the Purchaser Directors comply in all respects with the requirements and qualifications provided for in the Company's organisational documents and under any applicable law, including any MoC regulations and internal resolutions of the MoC; and (iii) Purchaser shall have the right to change the list of Purchaser Directors from time to time until seven (7) days prior to the last date for the issuance of the notice convening the shareholders meeting described in the following sentence. Subject to the Purchaser providing the Seller with the details of the Purchaser Directors as set forth above, the Seller shall convene a meeting of the Company's shareholders, to occur on the date of the Closing, whose agenda shall include the resignation of the Seller Directors and the election of the Purchaser Directors.  The Seller shall either vote the Purchase Shares in favor of the Purchaser Directors or provide the Purchaser an irrevocable proxy to vote the Purchase Shares at such meeting.

(d)
At the Closing, (i) the Seller and the Purchaser shall provide the Company with the fully executed Share Transfer Deed, accompanied by the share certificates representing the Purchase Shares issued by the Company on the name of the Seller, and (ii) the Parties shall procure that the Company will perform the following actions:  (x) record the transfer of the Purchase Shares to the Purchaser in the shareholders' register of the Company; and (y) deliver to the Purchaser a new share certificate in respect of the Purchase Shares under the name of the Purchaser in lieu of the share certificates described in sub-section 2.3(d)(i) above.

(e)
It is acknowledged by the Seller, that performances by the Company of the actions specified under sub-sections 2.3(c), 2.3(d)(i) and 2.3(d)(ii) above, shall be made concurrently with the payment of the Purchase Price by the Purchaser to the Seller and as an integral part of the Closing.

2.4	Conditions to Closing.

(a)
Joint Conditions to Closing.  Each Party’s obligation to consummate the purchase and sale of the Purchase Shares hereunder is subject to the fulfilment, prior to or at the Closing, of each of the following conditions:

(i)	Approval of the MoC of the sale and purchase of the Purchase Shares pursuant to this Agreement, including the issuance of control permits to Purchaser and its Affiliates (the "MoC Approval").

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(ii)	Approval of the Israeli Antitrust Commissioner of the purchase of the Purchase Shares pursuant to this Agreement (to the extent such approval is required) (the "Antitrust Approval").

(iii)
Approval of the Prime Minister and the Minister of Communications of the State of Israel (collectively, the "Prime Minister") of the purchase of the Purchase Shares pursuant to this Agreement under the Communications Law (Bezeq and Transmissions) – 1982 and the Communications Order (Bezeq and Transmissions) (Determination of Vital Services Provided by Bezeq - The Israeli Communications Company Ltd.) – 1997 (the "Communications Order") promulgated thereunder (the "Prime Minister Approval").

(iv)	Any other approval or consent required by law to effect the transaction contemplated by this Agreement.

(a1)
For the avoidance of doubt, and in accordance with the provisions of section 5(a) of the Communications Order, the Parties agree that the portions of this Agreement relating to the granting of control in the Company to the Purchaser, if any, shall not be considered as granting "control" or "means of control" or "material influence" in the Company (as such terms are defined in the Communications Order) until subsequent to the submission of the application to receive the MoC Approval under such section 5(a), without derogating from the effectiveness of any other provisions of this Agreement.

(b)
Conditions to the Purchaser’s Obligation to Close.  The Purchaser’s obligation to consummate the purchase of the Purchase Shares hereunder is subject to the fulfilment, prior to or at the Closing, of each of the following conditions:

(i)	The representations and warranties of the Seller were true and correct when made and shall be true and correct in all material respects at the Closing as though made again at the Closing Date.

(ii)	The Seller shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing in all material respects.

(iii)	An unconditional release of any charge or pledge over the Purchase Shares shall have been obtained at Closing simultaneously with payment of the Purchase Price.

(iv)	The Company shall not have taken any of the actions set forth in Section 5.1 without the Purchaser's prior consent (which may be granted or withheld in Purchaser's reasonable discretion).

(v)
During the Interim Period, there shall not have occurred (i) any action by the Company by which it exits from, in whole or in substantial part, any one or more of its four principal business sectors (i.e., fixed telephone communications; cellular; international long distance and internet services; and multichannel television) (the "Business Sectors"), in any such case in which the Purchaser did not provide its prior written consent, not to be unreasonably withheld or delayed, (ii) any event that would result, at the Closing, in Purchaser acquiring less than 30% of the Company's issued and outstanding share capital and less than 26% of the Company's share capital on a fully diluted basis.

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(c)
Conditions to the Seller’s Obligation to Close.  The Seller’s obligation to consummate the sale of the Purchase Shares hereunder is subject to the fulfilment, prior to or at the Closing, of each of the following conditions:

(i)	The representations and warranties of the Purchaser were true and correct when made and shall be true and correct at the Closing in all material respects as though made again at the Closing Date.

(ii)
The Purchaser shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing in all material respects.

2.5           Tax Withholding

(a)
The Purchaser shall deduct and withhold taxes from the Purchase Price as required by law, unless and to the extent the Seller provides the Purchaser with an approrpiate certificate of tax exemption or reduced rate of withholding (in which case the Purchaser shall deduct and withhold an amount in accordance therewith). All amounts so deducted and withheld by the Purchaser shall be treated for all purposes of this Agreement as having been paid to the Seller. Purchaser shall reasonably assist and cooperate with Seller in Seller’s attempts to procure certificates of exemption or reduced withholding.

(b)
Purchaser shall reasonably cooperate with Seller to procure information regarding this Agreement and the transactions contemplated therein as may be required or necessary for the Seller or its shareholders to timely file any tax return or report the transaction.

3.	REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser:

3.1	Organisation and Authority.

(a)
The Seller duly and validly exists under the laws of Israel and, subject to the conditions specified under Sections 2.4(a) and 2.4(b)(iii),  has all necessary company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

(b)
Subject to the conditions specified under Sections 2.4(a) and 2.4(b)(iii), the execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorised by all requisite corporate action on the part of the Seller.

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(c)
This Agreement has been duly executed and delivered by the Seller, and (assuming due authorisation, execution and delivery by the Purchaser and subject to the conditions set under Sections 2.4(a) and 2.4(b)(iii)) this Agreement constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

It being understood that the references to Section 2.4(b)(iii) in this Section 3.1 do not derogate from the Seller's obligation and responsibility to remove the Security Interests with respect to the Purchase Shares at the Closing.

3.2	Free and Clear.

At Closing, the Purchase Shares shall be free and clear of any Security Interests.  Without derogating from the generality of the foregoing, at the Closing the Seller shall not be subject to an agreement with the State of Israel in regard to the Purchase Shares or in regard to the activities of the Company, other than agreements between the Seller and the Israeli Tax Authority that have no impact on the Company or on the Purchaser or its tax treatment or status in any manner.

3.3	Consents and Approvals; No Conflict.

Other than as specifically provided for in this Agreement, the execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby do not conflict with and will not  result in a breach or violation of, or a default under, or give rise  to any other right which may adversely affect the consummation of the transaction contemplated under this Agreement under (i) the organisational documents of the Seller and the Company; (ii) any material contract to which the Seller or the Company or any of the Company's Subsidiaries is a party; and (iii)  any law to which the Seller or the Company is subject.

3.4	Litigation.

There is no judgment, decree or order against the Seller that prevents, enjoins, or materially alters or delays the sale of the Purchase Shares by the Seller under this Agreement and the consummation of the transaction contemplated herein.  To the best knowledge of the Seller, the Seller has no claims against the Company and its Subsidiaries.

3.5	Related Party and Certain Other Transactions.

Schedule 3.5 sets out all current agreements between the Seller or any of its Affiliates or any of the Seller Directors or their Affiliates and the Company and its Subsidiaries. All such agreements shall have been cancelled at Closing.

3.6	[Reserved]

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3.7	Capitalisation; Charter Documents.

(a)
Schedule 3.7(a) hereof accurately describes (i) as of immediately after the Closing, the number of issued and outstanding ordinary shares of the Company held by the Seller and (ii) as of the date hereof, the percentage of the Company's issued and outstanding share capital that the Purchase Shares constitute on both a fully diluted and non-fully diluted basis.

(b)	Schedule 3.7(b) hereof accurately describes the shareholdings in the Seller.

(c)	Schedule 3.7(c) contains accurate and complete copies of the Memorandum of Association, Articles of Association and Certificate of Incorporation of the Company.

3.8	No Additional Representations

Without derogating from any right or remedy available to it under law, the Seller acknowledges that the Purchaser has made no representations other than the representations set forth in Section 4 hereof and that in deciding to enter into this Agreement the Seller is not relying on any other information that may have been provided by the Purchaser or its representatives.

4.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller:

4.1	Organisation and Authority.

(a)
The Purchaser duly and validly exists under the laws of Israel and subject to the conditions specified under Section 2.4(a), has all necessary company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

(b)
Subject to the conditions specified under Section 2.4(a), the execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorised by all requisite corporate action on the part of the Purchaser.

(c)
This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorisation, execution and delivery by the Seller and subject to the conditions specified under Sections 2.4(a) and 2.4(b)) this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

4.2	Consent and Approvals; No Conflict.

Other than as specifically provided for in this Agreement, the execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby do not conflict and will not result in a breach or violation of, or a default under, or give rise  to any other right which may adversely affect the consummation of the transaction contemplated under this Agreement under (i) the organisational documents of the Purchaser; (ii) any material contract to which the Purchaser is a party; or (iii) assuming that all required regulatory approvals have been obtained, any material law to which the Purchaser is subject.

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4.3	Litigation.

There is no judgment, decree or order against the Purchaser that prevents, enjoins, or materially alters or delays the purchase of the Purchase Shares by the Purchaser under this Agreement and the consummation of the transaction contemplated herein.

4.4	Eurocom Undertakings.

A copy of a letter from Eurocom D.B.S. Ltd. ("Eurocom DBS") to the Seller, in which Eurocom DBS undertakes to (i) effect any and all actions in connection with its shareholdings in D.B.S. Satellite Services (1998) Ltd prior to the Closing, to the extent required as a condition to the granting of the Antitrust Approval or the MoC Approval, and (ii) provide and file all information in its possession or available to it necessary or required for the granting of the Regulatory Approvals, and (iii) not to take actions that would delay or impede the receipt of Regulatory Approvals, is attached hereto as Schedule 4.4A. A copy of a letter from Eurocom Communications Ltd. to the Seller, in which in order to facilitate receipt of the Antitrust Approval, (i) Eurocom Communications Ltd. ("Eurocom") shall agree to undertake not to  unduly discriminate among customers of its Nokia device distribution business, and (ii) Eurocom undertakes not to take actions that would delay or impede the receipt of Regulatory Approvals and to use best efforts to take such other action, and, subject to applicable law, to cause its Affiliates to take such actions, as may be required for the granting of the Regulatory Approvals, and (iii) Eurocom shall provide and file all information in its possession or available to it necessary or required for the granting of the Regulatory Approvals, and (iv) to the extent required, Eurocom shall vote its shares and interests in Internet Gold – Golden Lines Ltd. and/or the Purchaser on any shareholder actions in support of the transactions contemplated herein; is attached as Schedule 4.4B.

4.5	Financial Capability

(a)
At the Closing, the Purchaser will have sufficient funds to effect the purchase of the Purchase Shares, and the Purchaser acknowledges that any failure to obtain the financing necessary to consummate the transaction contemplated hereby shall not constitute a defence or condition precedent to its obligations hereunder. The Purchaser will provide the Seller with copies of all credit agreements, financing commitments and other arrangements with banks and other entities providing financing to the Purchaser for purposes of funding its obligations hereunder (collectively "Credit Agreements") shortly after such documents are made available to the Purchaser and such copies shall be complete and accurate; provided, however, that the Purchaser may redact trade secrets and other confidential commercial information. The Purchaser undertakes to take all actions necessary to fulfil all of its obligations set forth in such Credit Agreements in a prompt and timely manner.

(b)	As of the date hereof, the Purchaser itself has in its bank accounts an aggregate available Cash amount of not less than NIS300 million (the "Signing Date Available Cash Amount").

(c)
Exhibit 4.5(c) contains a "highly confident" letter from a bank with respect to the transaction contemplated hereby (the "Bank Financing").  There are no written side agreements of any sort which are not disclosed in such letter.

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4.6	Acting for Own Account

Purchaser is entering into this Agreement to purchase the Purchase Shares on its own account and not with a view to resale or redistribution of the Purchase Shares.  Notwithstanding the foregoing, Purchaser shall have the right to bring other investors into the transactions contemplated hereby; provided, however, that at the Closing control of the Company (as defined in the Telecommunications Law) shall remain with the Purchaser and that doing so would not be expected to have an adverse impact on the consummation of the transactions in a timely manner and would not cause any transfer tax, stamp duty or VAT to be imposed on Seller.

4.7	No Additional Representations

Without derogating from any right or remedy available to it under law, the Purchaser acknowledges that the Seller has made no representations other than the representations set forth in Section 3 hereof and in particular has not made any representations regarding the business, assets, liabilities or prospects of the Company or its subsidiaries and that in deciding to enter into this Agreement the Purchaser is not relying on any forecasts or other information that may have been provided by the Seller or its representatives.

5.	COVENANTS

5.1	Interim Covenants.

(a)
From the date of this Agreement until the Closing Date (the “Interim Period”), subject to applicable antitrust law, the Seller undertakes in its capacity as a shareholder of the Company to exercise its voting rights as a shareholder of the Company, to object to the passing of any shareholders’ resolution of the Company with respect to the following matters: (i) other than as required by applicable law, any amendment and/or change and/or alteration of the Company's organisational documents; (ii) voluntary liquidation of the Company or any of the Company's Subsidiaries, and/or the engagement in any arrangement with all, or a class of, the creditors of the Company and/or of the Company's Subsidiaries; (iii) other than the existing management agreement between the AP.SB.AR Cayman L.P. and the Company described in the Company's public filings, and except for existing indemnification letters as described in the Company's public filings, any related party transaction by and between the Company or any of its Subsidiaries, on the one hand, and the Seller or any of its Affiliates or the Seller Directors or any of their Affiliates (other than the Company or any of its Subsidiaries), on the other hand; (iv) other than the purchase by a Subsidiary of the Company of MIRS Communications Ltd. and Walla Communications Ltd. any merger and/or any other change in the corporate structure of the Company and/or any of the Company's Subsidiaries; and (v) any issuance of shares or other equity interests of the Company (including options, rights offerings, or convertible securities), other than resulting from (A) the exercise of options or (B) the issuance of options or shares pursuant to existing employee benefit plans consistent with past practice.

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(b)
The Seller shall not dispose of any interest in the Purchase Shares or any of them or grant any option over or create after the date hereof any Security Interest over the Purchase Shares or any of them. At the Closing, upon payment of the Purchase Price, the Seller shall release or cause to be released any Security Interest over the Purchase Shares.

(c)
During the Interim Period, contacts between the Purchaser or its Affiliates and Company management (or the management of its Affiliates) (other than ordinary course of commercial business) shall be done in coordination with the Seller.

5.2	Announcements.

(a)
Neither Party nor any of its Subsidiaries shall (and each Party shall use all reasonable efforts to procure that none of its Affiliates (and with respect to the Seller, including the Company and its subsidiaries) issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Party, which approval will not be unreasonably withheld or delayed, unless disclosure is otherwise required by applicable law or by the applicable rules of or listing agreement with any stock exchange on which the securities of a Party or its Affiliates are traded securities.  The Purchaser shall not, and shall cause its Affiliates not to, make public announcements concerning concrete business plans with respect to the Company's assets and business operations without Seller's prior written approval, which shall not be unreasonably withheld.

(b)
Nothing in Section 5.2(a) shall: (i) prevent the Parties from providing any of their Affiliates (and with respect to the Seller, including the Company and any of its Subsidiaries) or their shareholders, attorneys, accountants or advisors any details or information regarding this Agreement, the transaction contemplated hereby, the identity of the other Party and its direct and indirect shareholders to the extent that such details or information are required for the approval of this Agreement and the transaction contemplated herein; and (ii) prevent the Purchaser from providing any lenders, institutions and other entities which will provide loans/credit to the Purchaser for the purpose of the consummation of the transactions provided in this Agreement (including by means of issuance of bonds and/or prospectus), any details or information regarding this Agreement and the transaction contemplated herein to the extent that such details or information are required for the purpose of financing the purchase of the Purchase Shares by the Purchaser.

5.3	Further Assurance.

(a)
The Purchaser shall, and to the extent possible subject to applicable law shall cause its Affiliates to, and the Seller shall use its commercially reasonable efforts to cause the Company to, (i) file all legally required applications with (w) the Israeli Antitrust Commissioner in connection with obtaining the Antitrust Approval, and (x) the MoC in connection with obtaining the MoC Approval, and (y) the Prime Minister in connection with obtaining the Prime Minister Approval, and (z) any other person or governmental authority whose approval is required by law to effect the transaction contemplated hereby ((w) through (z) collectively, the "Regulatory Approvals"), as soon as possible, and Purchaser will use its best efforts to file the request for the MoC Approval within 14 business days of the date hereof, and (ii) provide all information required by the Israeli Antitrust Commissioner, the Prime Minister and the MoC in connection with such filings in a timely manner.

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(b)
Upon the terms and subject to the conditions set forth in this Agreement, and to applicable laws, each Party (with respect to its own obligations) agrees to use, and to the extent possible subject to applicable law to cause its Affiliates to use, best efforts to obtain the Regulatory Approvals as soon as possible, to make such filings and notifications and respond to any requests for additional information made by an authority in a timely, complete and correct manner, and to comply with all applicable law and all requirements applicable to it of the MoC or the Israeli Antitrust Commissioner or the Prime Minister or other applicable agencies or regulatory authorities, as the case may be, to effect the transactions contemplated by this Agreement. Each party undertakes not to, and shall exercise best efforts to cause any of its controlling shareholders and its Affiliates (and, in the case of the Seller, the Company, the Seller Directors and each of its and their respective Affiliates) not to, take any action that would reasonably be expected to materially delay, impede or prevent receipt of any necessary Regulatory Approvals.  Insofar as this Section 5.3(b) applies to undertakings of the Seller to cause the Company to take certain actions, it is understood that such obligations shall be limited only to the provision of information and submission of applications and reports (to the extent required), and specifically excludes any action that materially adversely affect the Company's interests or any such actions that require the Company to take any action with respect to the business or operations of the Company.

(c)	Without limiting the generality of the foregoing, in order to facilitate the issuance of any Regulatory Approval:

(i)
in order to facilitate receipt of the MoC Approval, the Purchaser shall consent to and comply with all requirements applicable to it that are specified in the Communications Order, and all requirements of general application substantially similar to those contained in the existing control permits with respect to the Seller or the Company in effect on the date hereof, attached hereto as Schedule 5.3(c).

(ii)
In order to facilitate receipt of the Antitrust Approval or the MoC Approval or any other Regulatory Approval, the Purchaser shall take such actions with respect to its assets, including without limitation the sale or other disposition of such assets, as and to the extent required to obtain such Approval, and shall use such proceeds and other assets not needed to support its course of business and obligations in order to finance the transaction contemplated hereby and not for purpose of a Distribution; provided, however, that if such sale is not required in order to receive such Regulatory Approval but cannot be effected as a source of financing for the transaction, the Purchaser shall provide an alternative source of financing in an amount necessary for the Purchaser to effect the Closing.

(iii)	use its best efforts to take any other actions required to facilitate the issuance of any Regulatory Approval.

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(d)
The Seller shall use its best efforts to assist and to cooperate with the Purchaser and the Company in obtaining the approvals required under Sections 5.3(a) above and shall use its best efforts to cause the conditions to Closing set forth in Sections 2.4(a) (to the extent that the approvals provided for in that Section 2.4(a) are required by law to be obtained by the Seller) and 2.4(b) to be satisfied as promptly as practicable. Subject to the requirements of applicable law and regulations, the Seller shall cause the Company to provide such information as the Purchaser requires for filings or offering documents in connection with the transactions contemplated hereby, including without limitation any financial or other information required to effect capital raising transactions; provided that (i) such information is required to be included in the relevant filings under applicable securities law and there is no restriction under applicable law to provide such information; (ii) the Purchaser bears all costs incurred by the Seller or the Company in providing such information; and (iii) the Purchaser provides customary indemnification to the Seller and the Company in connection with the provision of such information. Insofar as this clause (d) applies to undertakings of the Seller to take action or to cause the Company or any of its Subsidiaries to take certain actions, it is understood that such obligations shall be limited only to the provision of information and submission of applications and reports (to the extent required), and specifically excludes any action that materially adversely affect the Company's interests or any such actions that require the Company to take any action with respect to the business or operations of the Company.

The Purchaser shall provide such information as the Seller reasonably requests in connection with its tax filings; provided that (i) such information is required to be included in the relevant filings under applicable tax law and there is no restriction under applicable law to provide such information; (ii) the Seller bears all costs incurred by the Purchaser in providing such information; and (iii) the Seller provides customary indemnification to the Purchaser in connection with the provision of such information.

(e)
Each Party, upon request by the other Party, shall provide the other Party with correspondence and material relevant information with respect to Regulatory Approvals; provided that any trade secrets or other confidential information shall be redacted from such updates. The Purchaser shall promptly inform the Seller and provide detailed information with respect thereto in the event of a final decision refusing to provide an Approval contemplated by this Agreement or the determination by any relevant governmental authority of conditions for an Approval to which the Purchaser objects.

5.4	Financing.

(a)
Attached hereto as Exhibit 5.4 is an agreement between Purchaser and Eurocom pursuant to which Eurocom irrevocably grants Purchaser an irrevocable call option to require Eurocom to provide Purchaser a loan of up to the lesser of (i) NIS1.2B, or (ii) the difference between (x) the Purchase Price and (y) the sum of the Cash holdings of the Purchaser and any committed financing available to the Purchaser for the transaction contemplated hereby (the "Eurocom Option").  Such option may be exercised by Purchaser, at no cost, at any time after 120 days from the date hereof (the "120th Day"), upon submission of a written notice to Eurocom.  The underlying loan shall bear interest at a risk-free or lower rate, and shall be subordinated in all respects to committed financing referenced above. The Eurocom Option includes a representation in which Eurocom shall represent and warrant therein that it has, as of the date hereof, the financial ability to provide the required funds under the Eurocom Option and further covenants and undertakes to maintain such level of financial ability.

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(b)
Purchaser shall take all means required in order to comply in all respects on a timely basis with all of the undertakings of the Purchaser and the terms and conditions set forth in sub-Sections 6.1(c)(i) through 6.1(c)(v) below.  No later than on the date of each of the Milestones, Purchaser shall submit to the Seller a certificate issued by the Purchaser confirming that the respective conditions which are required to be fulfilled at the respective Milestones are timely fulfilled in their entirety.

(c)
In the event that Purchaser is, for any reason whatsoever, unable, at any time after the 120th Day, to timely comply with any of the terms and conditions set forth in sub-Sections 6.1(c)(i) through 6.1(c)(v) below, it hereby undertakes to immediately exercise the Eurocom Option in such manner which shall allow it to fully comply with said provisions and achieve the pertinent Milestone.

6.	TERMINATION

6.1	Right of Parties to Terminate.

This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:

(a)              by mutual written consent of the Parties;

(b)
by either the Seller or the Purchaser, by written notice to the other Party, if the Closing has not occurred on or prior to the close of business on April 25, 2010 (the “End Date") and in that case no Party may terminate this Agreement according to this Section 6.1(b) prior to such extended date; provided, further, however, that this Agreement may be terminated earlier pursuant to this Section 6.1(b) in the case of a final and unappealable determination by a relevant governmental authority not to issue an approval required for the consummation of the transactions contemplated hereby.

(c)
by Seller in the event that any of the following conditions and/or events and/or actions have not occurred or maintained (as applicable) by the date designated therefor (subject to a cure period of three business days), provided that the timely occurrence of each of the following conditions and/or events and/or actions shall be deemed to constitute part of the Purchaser's obligations and covenants hereunder and Purchaser's failure to timely comply with any of such obligations shall be deemed to constitute a material breach of this Agreement which entitles the Seller to immediately terminate this agreement:

(i)   Within no later than seven (7) days following the date hereof (the "First Milestone"), the Purchaser or its wholly-owned Subsidiaries shall have in its bank accounts an aggregate available Cash amount of not less than NIS600 million, including the Signing Date Available Cash Amount (such amount, the "7-day Available Cash Amount").

(ii)   Within no later than thirty (30) days following the date hereof (the "Second Milestone"), the Purchaser or its wholly-owned Subsidiaries shall have in its bank accounts an aggregate available Cash amount of not less than NIS1.00 billion, including the 7-day Available Cash Amount (such amount, the "Required Available Cash Amount").

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(iii) Within no later than the 120th Day, the Purchaser shall have secured sufficient committed financing of no less than NIS4.25 billion (the "Third Milestone").

(iv)    The Purchaser shall maintain in its bank accounts at all times following the 30-day period subsequent to the date hereof and until the 120th Day such level of available Cash amount of not less than the Required Available Cash Amount.

(v)       No later than the 120th Day (the "Fourth Milestone", and collectively, with the First Milestone, the Second Milestone and the Third Milestone, the "Milestones"), the Purchaser itself shall have in its bank accounts an aggregate available Cash amount of the difference between (x) the Purchase Price and (y) the committed financing available to the Purchaser for the transaction contemplated hereby, and such amount shall be maintained at all times until the Closing Date.

The right of a Party to terminate this Agreement pursuant to this Section 6.1 shall not be available to the Party whose failure to fulfil or cause to be fulfilled, in any manner, any obligation under this Agreement has contributed to the failure of the Closing to have occurred by the End Date, whether such failure was caused by such Party’s intentional failure, by its omission or failure to act or otherwise through any fault of such Party.

6.2	Procedure upon Termination.

In the event the Purchaser or the Seller, or both, elect to terminate this Agreement pursuant to Section 6.1, written notice thereof shall be given to the other Party, and following compliance with Section 6.3 below, this Agreement shall terminate without further action of the Parties.

6.3	Effect of Termination.

Without derogating from the provisions of Section 6.1 above, if either Party validly terminates this Agreement pursuant to Section 6.1, the Parties shall be released from all liabilities and obligations arising under this Agreement with respect to the matters contemplated by this Agreement and this Agreement shall terminate and become void and have no effect; provided, that (a) to the extent that such termination results from the breach by a party hereto of any of its representations, warranties, covenants or agreements set forth herein and including as a result of Purchaser's breach of its undertakings set forth in 6.1(c) above upon the respective dates designated therefor or upon Purchaser's failure to achieve any of the Milestones set forth therein and further including the failure by a party to satisfy a covenant hereunder by the End Date, it is agreed that no termination hereunder shall relieve such party of liability for a breach of any provision of this Agreement occurring before such termination, and (b) the obligations of the Parties set forth in Section 5.2 (Announcements), Section 6.2 (Procedure upon Termination), this Section 6.3 (Effect of Termination), Section 7.2 (Notices), Section 7.6 (Entire Agreement), and Section 7.9 (Governing Law; Jurisdiction) shall survive any such termination and shall be enforceable hereunder.

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6.4	Undertaking to Consummate

The Parties acknowledge and agree that, except as otherwise provided herein, their obligation to consummate the transactions contemplated hereby constitutes an unconditional obligation to procure performance and consummation of the transaction.

7.	MISCELLANEOUS

7.1	Parties in Interest; Assignment.

(a)
This Agreement is binding upon and is solely for the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign this Agreement or any portion thereof without the written consent of the other Party. Any attempted assignment not in compliance with the terms of this Agreement is null and void.

(b)
Notwithstanding Section 7.1(a) above but without prejudice to the restrictions contained therein, subject to any necessary approvals of any governmental authority, the Purchaser may pledge all or any part of its rights under this Agreement to any bank and/or other financial institutions which shall provide full or partial funding for the Purchaser in respect of the purchase of the Purchase Shares under this Agreement.

(c)
Notwithstanding Section 7.1(a) above, the Purchaser may assign its rights to receive the Purchase Shares to any Affiliate; provided, however, that Purchaser remains liable for all obligations of the Purchaser and of such Affiliate hereunder.

7.2	Notices.

All notices or other communications hereunder shall be in writing and shall be given in person, by registered mail (registered international air mail if mailed internationally), by an overnight courier service which obtains a receipt to evidence delivery, or by facsimile transmission (provided that written confirmation of receipt is provided) with a copy by mail, addressed as set forth below:

If to the Seller:	AP.SB.AR Holdings Ltd. 20 Lincoln Street Tel Aviv 67134 Facsimile: +972-3-625-5500 Attn: Michael Zellermayer, Adv.
With a copy to (which shall not constitute notice):	Zellermayer, Pelossof & Co. 20 Lincoln Street Tel Aviv 67134 Facsimile: +972-3-625-5500 Attn: Michael Zellermayer, Adv.
If to the Purchaser:	012 Smile.Communications Ltd. 25 Hasivim Street Petach Tikva Facsimile: +972-72-200-2090 Attn.: Stella Hendler

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With a copy to (which shall not constitute notice):	Fischer Behar Chen Well Orion & Co. 3 Daniel Frisch St. Tel Aviv 64731, Israel Facsimile: +972-3-609-1116 Attn: Avraham Well, Adv.
or such other address as any Party may designate to the other in accordance with the aforesaid procedure. All communications delivered in person or by courier service shall be deemed to have been given upon delivery, those given by facsimile transmission shall be deemed given on the Business Day following transmission with confirmed answer back, and all notices and other communications sent by registered mail (or air mail if the posting is international) shall be deemed given five (5) Business Days after posting.

7.3	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

7.4	Delays or Omissions; Waiver.

The rights of a Party may be waived by such Party only in writing and, specifically, the conduct of any one of the Parties shall not be deemed a waiver of any of its rights pursuant to this Agreement and/or a waiver or consent on its part as to any breach or failure to meet any of the terms of this Agreement or an amendment hereto. A waiver by a Party in respect of a breach by the other Party of its obligations shall not be construed as a justification or excuse for a further breach of its obligations.

No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default by the other under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

7.5	Amendment. This Agreement may be amended or modified only by a written document signed by all the Parties.

7.6
Entire Agreement. This Agreement (together with the recitals, schedules, appendices, annexes and exhibits hereto) contains the entire understanding of the Parties with respect to its subject matter and all prior negotiations, discussions, agreements, commitments and understandings between them with respect thereto not expressly contained herein shall be null and void in their entirety, effective immediately with no further action required.

7.7
Severability. If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in that jurisdiction of any other provision hereof or the validity or enforceability in other jurisdictions of that or any other provision hereof.  Where provisions of any applicable law resulting in such illegality, invalidity or unenforceability may be waived, they are hereby waived by each Party to the full extent permitted so that this Agreement shall be deemed valid and binding agreements, in each case enforceable in accordance with its terms.

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7.8
Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A signed Agreement received by a Party via facsimile will be deemed an original, and binding upon the party who signed it.

7.9
Governing Law; Jurisdiction. The Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws.  The Parties hereby consent and submit to the exclusive jurisdiction of the competent courts of Central District, Israel, which shall have jurisdiction to hear all disputes arising in connection with this Agreement and no other courts shall have any jurisdiction whatsoever in respect of such disputes.

7.10
No Third-Party Beneficiaries. Nothing in this Agreement shall create or confer upon any Person, other than the Parties or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

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[Signature Page of Share Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered on the date herein above set forth.

1.           AP.SB.AR Holdings Ltd.

By:
Signature:           _________________________

Name:          _________________________

Title:           _________________________

2.           012 SMILE.COMMUNICATIONS LTD.

By:
Signature:             _________________________

Name:          _________________________

Title:           _________________________

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Exhibit A

Form of Resignation

RESIGNATION LETTER

The undersigned, [name of the Seller appointed director] (hereinafter, the “Seller Director”), acting in his capacity as a director of [the Company]/ [Applicable Subsidiary], hereby agrees to the following:

The Seller Director hereby tenders his resignation as a director of  [the Company] / [Applicable Subsidiary] and as a director, officer, trustee, agent, or fiduciary of any other corporation, partnership, joint venture, employee benefit plan, trust, entity, or enterprise of any kind whatsoever that is an Affiliate of the Company or any of its Subsidiaries.

All capitalised terms used but not otherwise defined herein shall have the respective meanings set forth in the Share Purchase Agreement, dated as of October 25, 2009, by and between [Seller] and [Purchaser]

Date: _______________, 2009

__________________________
[name of Director]

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Schedule 3.5

Management agreement between Bezeq and Ap.Sb.Ar Cayman LP

Engagements in favor of Seller Directors (insurance and indemnification)

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Schedule 3.7 a

(i)	As of immediately after the Closing, the number of issued and outstanding ordinary shares of the Company held by the Seller shall be: 814,211,545 ordinary shares.

(ii)
As of the date hereof, the percentage of the Company's issued and outstanding share capital that the Purchase Shares constitute on a fully diluted basis is approximately 29.6% and on a non-fully diluted basis approximately 30.6%.

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Schedule 3.7 b

Shareholders of the Seller:

SCG Israel Ventures LLC. holds 45% equity shares and 40.5% voting shares.

Arkin Communications Ltd. holds 10% equity shares and 19% voting shares.

Purple Green Project and Investment Ltd and Yellow Green Finance and Investments Ltd. hold in the aggregate 45% equity shares and 40.5% voting shares